SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at July 31, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 31, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

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EXPLORATION DRILLING BEGINS ON MAJOR NEW COPPER-GOLD ZONE
Definition drilling nearing completion

July 31, 2006, Vancouver, BC - Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF) and Great China Mining Inc. (OTC.BB-GCHA) announce an update of 2006 activities at the Xietongmen Project, located 240 kilometres west of Lhasa in Tibet, People's Republic of China.

Exploration drilling program is starting on the second copper-gold zone, named Langtongmen, which was announced on April 25, 2006. The Langtongmen zone encompasses an area of scattered outcrop approximately one kilometer in diameter. Reconnaissance-type rock chip samples of intensely weathered, quartz stockwork veined, sericite altered, volcanic rocks and a quartz porphyry intrusion, similar to the mineralized intrusion at the nearby Xietongmen deposit, carry anomalous concentrations of copper and gold in the range of 500-8100 parts per million copper and 100-900 parts per billion gold. One exploration hole - 5057 - was drilled near the anomalous area and returned a 135.5 meter interval from 194 to 325.5 meters grading 0.28% copper and 0.31 g/t gold.

A property wide magnetic survey carried out in 2006 has further outlined the geological context of the Xietongmen property, helping define the areas for this next phase of drilling. These positive results will be followed up by drilling, once the delineation drilling planned for the Xietongmen deposit in 2006 is completed. A Property Location Map and a Map showing copper and gold anomalies in the Xietongmen and Langtongmen areas, 2005 drill holes and initial magnetic results are posted on the website at www.continentalminerals.com and www.greatchinamining.com.

Over 24,000 meters and 100 holes have been drilled so far in 2006. This work has focused on the Xietongmen deposit. The definition drilling program is nearly completed. The Xietongmen deposit is now closed off to the south by a fault and to the east by a younger granodioritic intrusion; however, the deposit remains open to the north and north-west. In addition to 21,000 meters of delineation work, 3,000 meters of metallurgical, hydrological and geotechnical drilling was completed to characterize the deposit, pit slopes, and potential rock and tailings storage sites.

Following the receipt of the remaining assay results and requisite quality control/quality assurance work, an updated resource estimate is planned for completion by late September 2006.

Other aspects of the comprehensive 2006 program designed to collect the data necessary for a feasibility study and environmental and social impact assessments are also progressing. Community and stakeholder engagement activities are ongoing, with the goal that the project will provide direct, tangible benefits for local residents and communities, respect local socio-economic priorities and incorporate a high standard of environmental management.

Arrangements to finalize the merger of Continental and Great China Mining to unify 100% ownership in the Xietongmen property in Continental (see joint news releases June 12, 2006 and July 10, 2006) are progressing. Completion is subject to a number of conditions including shareholders and regulatory approvals, and will likely occur in the third quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling and quality assurance and quality control programs on behalf of Continental Minerals Corporation.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information: Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.